October 19, 2010 Via EDGAR Filing and Overnight Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. John Reynolds

Re:	PSS World Medical, Inc.
Form 10-K for the fiscal year ended April 2, 2010
Filed May 26, 2010
SEC File No. 000-23832

Dear Mr. Reynolds:

This letter sets forth in detail the response of PSS World Medical, Inc. (the “Company”) to the Staff’s additional comments indicated in your letter dated October 7, 2010.  For your convenience, we have included your comments and questions as originally set forth in your letter in bold lettering.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 18

We have reviewed your September 27, 2010 response to our letter dated September 14, 2010, and we-reissue that comment.  In the example in your response, you say that competitors will project that the Company’s fiscal year 2011 internal performance targets would likely include an additional 5% performance premium because the company employed a 5% performance premium in 2010. We do not understand your conclusion that competitors will make this projection as they will not know whether the 5% premium has been continued into 2011 or has been changed to a higher or lower amount. Consequently, we do not understand the substantial competitive harm argument in your response.

Response:

In future filings, the Company will disclose the specific performance targets used to determine annual cash incentive awards for named executive officers. The following provides draft language to be included in the Annual Cash Incentive Awards section of Executive Compensation.

The Chief Executive Officer’s and Chief Financial Officer's annual cash incentive awards are based solely on achieving target earnings per share.  Annual cash incentive awards for other Named Executive Officers are based on a combination of achieving target earnings per share and certain individual goals. The target earnings per share goal for fiscal year 2011 was [Performance Target].

The Compensation Committee believes that the target earnings per share goal and individual goals set each year are challenging but attainable and designed to properly motivate management.  Achievement of these targets is substantially uncertain at the time such targets are established.

If you have any questions regarding the foregoing or comments on our proposed revisions to the disclosures, please do not hesitate to contact the undersigned at (904) 332-4172 or Josh DeRienzis at (904) 332-4122.

Very truly yours,

By:	/s/ David M. Bronson
David M. Bronson
Executive Vice President and Chief Financial Officer